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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Prima Energy Corporation
(Name of Subject Company)

Prima Energy Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.015 par value per share
(Title of Class of Securities)

741901201
(CUSIP Number of Class of Securities)

Neil L. Stenbuck
Executive Vice President
Chief Financial Officer and Treasurer
Prima Energy Corporation
1099 18th Street, Suite 400
Denver, Colorado 80202
(303) 297-2100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Thomas H. Maxfield, Esq.
Baker & Hostetler LLP
303 East 17th Avenue, Suite 1100
Denver, Colorado 80203-1264
(303) 861-0600

Eric J. Geppert, Esq.
Baker & Hostetler LLP
312 Walnut Street, Suite 3200
Cincinnati, Ohio 45202
(513) 929-3400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes attached thereto, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission ("SEC") on June 25, 2004 by Prima Energy Corporation, a Delaware corporation ("Prima" or the "Company"). The Schedule 14D-9 relates to the offer by Raven Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Petro-Canada (US) Holdings Ltd., a Delaware corporation ("Parent") and indirect wholly-owned subsidiary of Petro-Canada, a Canadian corporation ("Petro-Canada"), disclosed in a Tender Offer Statement on Schedule TO dated June 23, 2004, as amended by Amendment No. 1 and Amendment No. 2, and filed by Petro-Canada, Purchaser and Parent with the Securities and Exchange Commission (the "SEC") (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $39.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 2004, and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9.

        The information contained in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8: ADDITIONAL INFORMATION

        Item 8 is hereby amended by deleting in its entirety the text under the section entitled Delaware Complaint, and replacing it with the following:

        "On June 24, 2004, a complaint was filed in the Court of Chancery of the State of Delaware against Prima, Parent, Purchaser, and the members of Prima's board of directors. The complaint, which purports to be filed by a stockholder of Prima, includes a request for a declaration that the action be maintained as a class action. The complaint alleges, among other things, that the consideration to be paid under the Merger Agreement is inadequate, that Prima's board of directors breached their fiduciary duties by entering into the Merger Agreement and that Parent and Purchaser aided and abetted those breaches. On June 28, 2004, the plaintiff filed a motion seeking the scheduling of a preliminary injunction and expedited proceedings in this matter, each of which was denied by the Court of Chancery on June 30, 2004. On July 19, 2004, a motion to dismiss was filed on behalf of Prima and its individual directors in the Court of Chancery of the State of Delaware with respect to such complaint. Prima was also informed that on July 19, 2004, a motion to dismiss was filed on behalf of Purchaser and Parent in the Court of Chancery of the State of Delaware with respect to such complaint. Prima and its directors believe that the claims asserted against them are without merit and intend to vigorously contest the lawsuit."

SIGNATURES

        Pursuant to the requirements of the Exchange Act, Prima has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

PRIMA ENERGY CORPORATION
	By:	/s/ NEIL L. STENBUCK Name: Neil L. Stenbuck Title: Executive Vice President—Finance, Chief Financial Officer and Treasurer
Dated: July 19, 2004

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SIGNATURES